COLUMBIA FUNDS VARIABLE INSURANCE TRUST

COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, Massachusetts 02110

January 27, 2021

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	PRE 14A (Preliminary Proxy Statement) filed on January 15, 2021

Columbia Funds Variable Insurance Trust (the “Registrant”)

File No. 811-05199

Columbia Funds Variable Series Trust II (the “Registrant”)

File No. 811-22127

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on January 21, 2021 for the above-referenced preliminary proxy statement filing (“Filing”). Comments and responses are outlined below. Capitalized terms are used with the meaning assigned to them in the Filing, unless otherwise indicated.

Comment 1:	Please confirm that the substitution will be done consistent with the Northwestern National Life Insurance Company (“Northwestern”) (April 10, 1995) line of no-action letters and that all conditions of those letters will be complied with. In that regard, please confirm that contract owners have received notice of their substitution, in the form of a supplement to the current prospectuses, which outlines their surrender rights and rights to transfer their accumulation values from the liquidating funds to other funding options under their contracts, without incurring any transfer or other charges, all as provided in the Northwestern letter. Also, please confirm that after the substitution, all contract owners who have values transferred to the MMF will be notified that they have the same surrender and free transfer rights for another 90 days.

Response:	The Participating Insurance Companies, which are affiliated with the investment adviser of the liquidating Funds, have confirmed that the substitution of shares of the liquidating Funds for shares of the Government MMF will be consistent with the Northwestern line of no-action letters.

Comment 2:	What about costs other than proxy solicitation? Provide estimate of these costs. Please note the fund should not have to pay any expenses in connection with the Transaction or proxy solicitation per Northwestern letters; please revise.

Response:	Details of the costs relating to the Proposal are included in the Joint Proxy Statement in the section entitled “Other Information – Expenses and Solicitation Activities” and the Q&A includes a cross reference to that section. We will modify the Q&A so the answer reads as follows:

No. Columbia Threadneedle will bear all out-of-pocket expenses incurred by the Funds attributable to their liquidations, including proxy solicitation costs relating to the Proposal. For additional information, see the section entitled “Other Information – Expenses and Solicitation Activities” in the enclosed Joint Proxy Statement.

Comment 3:	We refer you to the requirements from the guidance on virtual meetings: https://www.sec.gov/ocr/staff-guidance-conducting-annual-meetings-light-covid-19-concerns?auHash=zrsDVFen7QmUL6Xou7EIHYov4Y6IfrRTjW3KPSVukQs. Please confirm that all the requirements for virtual meetings will be complied with.

Response:	The requirements for the Funds to hold a virtual meeting of shareholders will be complied with.

Comment 4:	Please note that preliminarily proxy statement and card should be marked as “preliminary.”

Response:	Noted.

Comment 5:	Consider including a table identifying the Matter and the Affected Funds

Response:	Given that the Joint Proxy Statement includes only one proposal for each of the two Funds, we do not believe a table is necessary to clearly disclose the subject matter of the Joint Proxy Statement.

Comment 6:	We don’t understand this disclosure (first paragraph under “Revocation of Proxies and Voting Instructions”). Please revise or explain.

Response:	This paragraph will be removed.

Comment 7:	Please revise; broker non-votes cannot be counted for quorum purposes. See NYSE rule 452.11.

Response:	We believe our disclosure regarding broker non-votes is correct.

Comment 8:	Please specify the deadline for receipt of voting instructions by the Participating Insurance Companies.

Response:	The Participating Insurance Companies are the record owners of the Fund shares and they have the right to vote those shares. They will seek instructions from their Contract Owners and “echo vote” based on those instructions. The Participating Insurance Companies must receive instructions in enough time to calculate the “echo vote” and submit the vote to the Funds. The Participating Insurance Companies therefore must set a reasonable deadline for receipt of instructions in advance of the Meeting. In response to your comment, we will modify the sentence to read as follows:

A Participating Insurance Company may determine what it deems to be timely instructions and, accordingly, may establish reasonable cut-off times for submitting voting instructions that are earlier than the time of the Meeting.

Comment 9:	Please explain the legal basis for the position that Columbia Funds that hold the Funds may vote their Fund shares “for” or “against” the Proposals if their respective Boards so determine.

Response:	Under the proxy voting policy adopted by the Board of the Columbia Funds that invest in the Funds, the funds of funds will generally “echo vote” shares of underlying Columbia Funds. However, the policy allows the Board to vote in favor or against a proposal in its discretion. The Columbia Funds are not Participating Insurance Companies, but rather registered investment companies that hold Fund shares as any other shareholder and may determine how to vote their shares.

This policy is disclosed in the Statement of Additional Information of the investing Columbia Funds:

Voting Proxies of Affiliated Underlying Funds. Certain Funds may invest in shares of other Columbia Funds (referred to in this context as “underlying funds”) and may own substantial portions of these underlying funds. If such Funds are in a master-feeder structure, the feeder fund will either seek instructions from its shareholders with regard to the voting of proxies with respect to the master fund’s shares and vote such proxies in accordance with such instructions or vote the shares held by it in the same proportion as the vote of all other master fund shareholders. With respect to Funds that hold shares of underlying funds other than in a master-feeder structure, the holding Funds will typically vote proxies of the underlying funds in the same proportion as the vote of all other holders of the underlying fund’s shares, unless the Board otherwise instructs.

Comment 10:	The applicable share class of Government MMF that Contract Owners will receive in connection the reinvestment of liquidation proceeds should be identified in the Joint Proxy Statement.

Response:	As disclosed in the Joint Proxy Statement, the Participating Insurance Companies will reinvest liquidation proceeds in the same share class of the Government MMF, unless that share class is not available under the applicable Contract. Class 2 shares of the Government MMF are not available to certain Contracts allocated to CTIVP® – Lazard International Equity Advantage Fund; for those Contracts, liquidation proceeds will be reinvested in Class 3 shares of the Government MMF. Class 3 shares of the Government MMF bear lower fees and expenses than Class 2 shares, making the reinvestment more desirable for Contracts for which Class 2 shares are not available. The Participating Insurance Companies have disclosed to Contract Owners which share class of the Government MMF is available under their Contract in the product prospectus and, in connection with the substitution, the Participating Insurance Companies will also disclose the available share class by supplement. And, of course, the share class will be identified on the confirmation after purchase.

Comment 11:	Please include a chart showing which share class of liquidating fund is going to which class of MMF. This is a little dense.

Response:	After consideration, we believe the disclosure is clear and would not be further clarified by use of a table – Contract Owners will receive the same share class unless the Participating Insurance Companies notify them otherwise.

Comment 12:	Please explain to the staff why contracts allocated to CTIVP - Lazard International Equity Advantage Fund are not going to cheapest class of MMF - class 1 - in the case of class 2.

Response:	The Participating Insurance Companies have notified the Funds that they intend to reinvest liquidating proceeds in the same share class of the Government MMF. Not all share classes of the Government MMF are available under each Contract, so Class 1 may not be available for purchase. In addition, the Participating Insurance Companies endeavor to keep the Contract Owners in the same position following the reinvestment in terms of share class. Not only does that ensure Contract Owners do not experience a negative share class change but it also consistent with pricing at the overall Contract level.

Comment 13:	Liquidation Comments: Please confirm that the Funds will stay current on all filing obligations.

• Please be sure to mark the Fund’s series and class identifiers as inactive once the liquidation is consummated.

	Response:	The Liquidating Funds will mark their series and class identifiers inactive following the later of their final Form N-PX filing and Form N-CEN filing.

• Please confirm that the Funds will use reasonable efforts to locate all shareholders.

	Response:	The Funds will use reasonable efforts to locate all shareholders. Participating Insurance Companies will also use reasonable efforts to identify Contract Owners invested indirectly in the Funds.

• Please confirm that the Funds will decide on the collectability of all receivables and that they will include in their respective liquidation costs anything that they believe will not be collected.

	Response:	The Funds will consider the collectability of all receivables and receivables on a Liquidating Funds’ books that are not expected to be paid until after the liquidation will be treated as liquidation costs.

• Please include an estimate of the liquidation costs.

	Response:	An estimate of the cost of the preparation, filing, printing, mailing and solicitation expenses, out-of-pocket expenses and expenses of any proxy solicitation firm, which will be borne by Columbia Threadneedle, will be disclosed in the definitive Filing.

•   Please advise whether the Codification Topic 450 and Financial Accounting Standards Board – FAS 5 will be used in accounting for the liquidation. (i.e., to make sure the fund has set aside the appropriate amount of assets to cover its liabilities.)

	Response:	The Liquidating Funds will continue to apply Codification Topic 450 and FAS 5 and will accrue an appropriate amount of assets to cover their liabilities.

Comment 14:

Please note 1996 Dear Registrant letter: Accounting for Liquidation Expenses Several investment company registrants have inquired as to the proper treatment of expenses in connection with a liquidation. In some cases, the estimation of expenses and the approval of the plan of liquidation may not occur at the same time. We believe that it is prudent to record the liquidation expenses promptly to ensure that investors who remain shareholders of the liquidating [*7] company do not pay a disproportionate share of the liquidation expenses. GAAP require liabilities to be recorded when it is probable that a liability has been incurred and the amount can be estimated. n8 We believe the liquidation expenses should be reflected on the books and records of the registrant as soon as determinable under GAAP. n9

n8 Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” March 1975, Par. 8.

n9 See Letter to Registrants from Carolyn B. Lewis and Barry D. Miller dated February 15, 1996, Item IV.C., “De-Registering Funds” (reminding registrants to File Form N-8F to notify the Commission that the investment company has ceased operations).

https://www.sec.gov/investment/accounting-matters-bibliography

Please confirm that liquidation expenses will be handled in this manner so that shareholders remaining at the time of liquidation will not have to pay a disproportionate share.

Response:	Liquidation expenses will be handled in this manner so that shareholders remaining at the time of liquidation will not have to pay a disproportionate share.

Comment 15:	Did board consider alternatives to liquidation? (e.g., fund merger) If, so disclose.

Response:	Disclosure about alternative considerations will be included in the definitive Filing.

Comment 16:	Please add disclosure [in paragraph preceding “Required Vote and Recommendation”] that the MMF is only a default option for contract owners who have not transferred their assets from the Liquidating Fund prior to the liquidation and a contract owner should consider transferring from the MMF to other investment options available under his/her Contract which are more consistent with the contract owner’s investment goals and objectives.

Response:	The following disclosure will be added:

Reinvestment of liquidation proceeds in the Government MMF is only the default option in the event no other instruction is provided by a Contract Owner. The Participating Insurance Companies encourage Contract Owners to consider the investment options available under their Contract and instruct the applicable

Participating Insurance Company to reinvest the liquidation proceeds in an investment option that is consistent with the Contract Owner’s investment goals and objectives.

Comment 17:	Please move this (information on Government MMF fees and expenses) to the body of the proxy. Fee table info is important and may not be looked at if relegated to appendix.

Response:	We believe locating the information about Government MMF in the Appendix enhances clarity for shareholders. We note that Appendix A will be bound with the proxy statement and both will be distributed to shareholders during the solicitation period. However, after consideration of your comment, we will add the following disclosure about the expense ratio of the Government MMF in the section entitled “THE PROPOSAL – APPROVE A TRANSACTION TO SUBSTITUTE SHARES OF THE GOVERNMENT MMF FOR SHARES OF THE FUNDS”: The total annual operating expenses of the Government MMF, based on expenses incurred during the Fund’s fiscal year ended December 31, 2019, as a percentage of net assets, are 0.47% for Class 1 shares, 0.72% for Class 2 shares and 0.60% of Class 3 shares.

Comment 18:	Please state which MMF class each Liquidating fund will receive. Please explain why Columbia is not moving all COs to class 1, which is least expensive class.

Response:	Neither the Funds nor Columbia Threadneedle determine where liquidation proceeds are reinvested. The reinvestment decision is made by Contract Owners and, if Contract Owners do not provide instructions to the Participating Insurance Companies, the Participating Insurance Companies have determined to reinvest proceeds in the Government MMF, in the corresponding share class as the liquidating Fund position, when available. The expense ratio of any Government MMF share class is lower than the expense ratio of any liquidating Fund share class. Please refer to the response to Comment 12 for further discussion on this matter.

Comment 19:	Should revise to show current fees in table (since it affects contract owners decision on the proposal). See schedule 14a item 22 (a) (3) (iv). Examples should also be revised.

Response:	The Joint Proxy Statement includes the fee and expense table included in the Government MMF’s current prospectus as well as the updated expense information included in the semi-annual shareholder report for the period ended June 30, 2020. The Government MMF has not yet issued audited financial statements for its fiscal year ended December 31, 2020. As a result, we believe disclosing the fee and expense information included in the current prospectus and semi-annual shareholder report is the most appropriate presentation of that fund’s fee and expenses. We note that the net and gross expense ratio of each share class of the Government MMF is lower than those of each of the liquidating Funds.

Comment 20:	Please explain why there are two proxy cards for each liquidating fund. The proxy cards are not distinguished by class. So it is unclear whether class by class voting is planned. It seems they should, but then the share class should be identified for each liquidating fund and the class of MMF to be approved in the substitution should also be identified in the proposal.

Response:	Each Fund will have a proxy card for voting by shareholders and a voting instruction card for Contract Owners to communicate their voting instruction to Participating Insurance

Companies. We do not believe that shareholders of different classes are being treated differently as a result of a liquidation. Accordingly, similar to a reorganization, we believe that the requisite vote is a Fund-level vote and, as a result, there will not be separate proxy cards or voting instruction cards for different share classes.

If you have any questions, please contact either me at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Chief Legal Officer, Senior Vice President and Secretary
Columbia Funds Variable Insurance Trust
Columbia Funds Variable Series Trust II